

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2012

<u>Via E-mail</u>
Xiuyuan Fang
Winner Medical Group Inc.
Winner Industrial Park
Bulong Road, Longhua
Shenzhen 518109, People's Republic of China

      Re: **Winner Medical Group Inc.**
            Schedule 13E-3
            Filed August 13, 2012
            File No. 5-81108

            Preliminary Proxy Statement on Schedule 14A
            Filed August 13, 2012
            File No. 1-34484

Dear Mr. Fang:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Amanda Ravitz

            Amanda Ravitz
            Assistant Director

cc: (via e-mail): Megan Tang, Esq.